UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

On February 20, 2026, SEALSQ Corp ("SEALSQ" or the “Company”) announced that it and Quobly SAS, a leading French technology company pioneering the development of silicon-based quantum computers (“Quobly”), have mutually agreed to halt discussions regarding a potential majority investment or acquisition of Quobly by SEALSQ and will instead explore the possibility of a minority investment, to be discussed once Quobly launches its Series A financing round.

This decision reflects the parties’ shared preference for a minority investment structure that is better aligned with the current pace of quantum computing investments in France.

The companies will continue the technical and industrial collaboration announced in November 2025, with a focus on the convergence of secure semiconductor technologies and scalable quantum architectures.

Forward-Looking Statements

This Current Report on Form 6-K expressly or implicitly contains certain forward-looking statements concerning SEALSQ and its businesses. Forward-looking statements include, without limitation, statements regarding: (i) the parties’ plans to explore a potential minority investment, including the timing, structure, and terms of any such transaction; (ii) the anticipated launch, progress, and outcome of Quobly’s potential Series A financing round; and (iii) the scope, focus, expected benefits, and anticipated results of the companies’ ongoing technical and industrial collaboration, including on the convergence of secure semiconductor technologies and scalable quantum architectures.

Forward-looking statements are based on current expectations, estimates, projections, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Important factors that could cause actual results to differ materially include, among others, the parties’ ability to reach agreement on definitive terms; the occurrence, timing, and success of Quobly’s Series A financing; market conditions in the semiconductor and quantum computing industries; technical, manufacturing, and integration challenges; changes in applicable laws and regulations (including in France and the United States); the need for, timing of, and outcome of any required regulatory or other approvals; the availability of strategic and financial resources; the protection and enforcement of intellectual property; competitive developments; macroeconomic and geopolitical conditions; and the risk that collaborative activities do not achieve expected outcomes on anticipated timelines or at all. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC. SEALSQ is providing this Current Report on Form 6-K as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer